SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: November 9, 2023

List of materials

Documents attached hereto:

i) Press release: Quarterly Financial Statements for the Second Quarter Ended September 30, 2023 And Outlook for the Fiscal Year Ending March 31, 2024

Quarterly Financial Statements
for the Second Quarter Ended September 30, 2023
And
Outlook for the Fiscal Year Ending March 31, 2024

November 9, 2023
Sony Group Corporation

Quarterly Financial Statements (Unaudited)	F-1

Condensed Consolidated Statements of Financial Position	F-1
Condensed Consolidated Statements of Income (Three months ended September 30)	F-3
Condensed Consolidated Statements of Comprehensive Income (Three months ended September 30)	F-4
Condensed Consolidated Statements of Income (Six months ended September 30)	F-5
Condensed Consolidated Statements of Comprehensive Income (Six months ended September 30)	F-6
Condensed Consolidated Statements of Changes in Stockholders’ Equity (Six months ended September 30)	F-7
Condensed Consolidated Statements of Cash Flows (Six months ended September 30)	F-8
Notes to Condensed Consolidated Financial Statements	F-10
- Business Segment Information	F-10
- Going Concern Assumption	F-20
- Accounting Policy and Other Information	F-20

Results for Adjusted OIBDA and Adjusted EBITDA for the Three and Six Months Ended September 30, 2023	1

Outlook for the Fiscal Year Ending March 31, 2024	2

Supplemental Information	5

Cautionary Statement	12

All financial information is presented on the basis of International Financial Reporting Standards (“IFRS”).

Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group”.

Sony has adopted IFRS 17 “Insurance Contracts” (“IFRS 17”) starting in the three months ended June 30, 2023. Figures for the three and six months ended September 30, 2022 and for the fiscal year ended March 31, 2023, as well as the condensed consolidated statement of financial position as of April 1, 2022, are restated in accordance with IFRS 17. Please refer to “Notes to Condensed Consolidated Financial Statements - Accounting Policy and Other Information (Changes in accounting policies)” on page F-20 for more details.

(Unaudited)
Condensed Consolidated Financial Statements
Condensed Consolidated Statements of Financial Position
	Yen in millions
	April 1, 2022 Restated	March 31, 2023 Restated	September 30, 2023	Change from March 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	2,049,636	1,480,900	1,626,514	145,614
Investments and advances in the Financial Services segment	360,681	328,358	391,022	62,664
Trade and other receivables, and contract assets	1,621,629	1,770,948	2,168,756	397,808
Inventories	874,007	1,468,042	2,067,624	599,582
Other financial assets	149,301	110,950	129,873	18,923
Other current assets	428,522	563,334	643,186	79,852
Total current assets	5,483,776	5,722,532	7,026,975	1,304,443
Non-current assets:
Investments accounted for using the equity method	268,513	325,220	387,845	62,625
Investments and advances in the Financial Services segment	18,251,612	18,237,761	17,990,817	(246,944)
Property, plant and equipment	1,113,213	1,344,864	1,430,760	85,896
Right-of-use assets	413,430	478,063	498,320	20,257
Goodwill	952,895	1,275,112	1,443,365	168,253
Content assets	1,342,046	1,561,882	1,748,713	186,831
Other intangible assets	450,103	563,842	592,803	28,961
Deferred tax assets	300,924	393,107	525,917	132,810
Other financial assets	696,306	832,344	859,617	27,273
Other non-current assets	379,137	419,368	463,661	44,293
Total non-current assets	24,168,179	25,431,563	25,941,818	510,255
Total assets	29,651,955	31,154,095	32,968,793	1,814,698
(Continued on the following page.)

Condensed Consolidated Statements of Financial Position (Continued)
	Yen in millions
	April 1, 2022 Restated	March 31, 2023 Restated	September 30, 2023	Change from March 31, 2023
LIABILITIES
Current liabilities:
Short-term borrowings	1,976,553	1,914,934	2,480,578	565,644
Current portion of long-term debt	171,409	187,942	164,135	(23,807)
Trade and other payables	1,843,338	1,866,101	2,314,691	448,590
Deposits from customers in the banking business	2,886,361	3,163,237	3,429,123	265,886
Income taxes payables	105,437	154,543	127,798	(26,745)
Participation and residual liabilities in the Pictures segment	190,162	230,223	257,963	27,740
Other financial liabilities	127,079	108,049	145,435	37,386
Other current liabilities	1,465,326	1,693,380	1,683,331	(10,049)
Total current liabilities	8,765,665	9,318,409	10,603,054	1,284,645
Non-current liabilities:
Long-term debt	1,203,646	1,767,696	1,838,034	70,338
Defined benefit liabilities	254,548	236,121	243,500	7,379
Deferred tax liabilities	120,582	117,621	134,130	16,509
Insurance contract liabilities	13,042,875	12,364,973	12,226,559	(138,414)
Participation and residual liabilities in the Pictures segment	220,113	192,952	203,285	10,333
Other financial liabilities	231,463	371,580	378,780	7,200
Other non-current liabilities	106,481	127,593	140,831	13,238
Total non-current liabilities	15,179,708	15,178,536	15,165,119	(13,417)
Total liabilities	23,945,373	24,496,945	25,768,173	1,271,228
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	880,365	880,365	880,365	-
Additional paid-in capital	1,461,053	1,463,807	1,480,420	16,613
Retained earnings	4,170,417	5,092,442	5,461,664	369,222
Accumulated other comprehensive income	(677,989)	(614,570)	(448,712)	165,858
Treasury stock, at cost	(180,042)	(223,507)	(251,281)	(27,774)
Equity attributable to Sony Group Corporation’s stockholders	5,653,804	6,598,537	7,122,456	523,919
Noncontrolling interests	52,778	58,613	78,164	19,551
Total equity	5,706,582	6,657,150	7,200,620	543,470
Total liabilities and equity	29,651,955	31,154,095	32,968,793	1,814,698

Condensed Consolidated Statements of Income
	Yen in millions
	Three months ended September 30
	2022 Restated	2023	Change
Sales and financial services revenue:
Sales	2,451,043	2,727,012	275,969
Financial services revenue
Insurance revenue	137,343	143,677	6,334
Other financial services revenue	37,078	(42,066)	(79,144)
Total financial services revenue	174,421	101,611	(72,810)
Total sales and financial services revenue	2,625,464	2,828,623	203,159
Costs and expenses:
Cost of sales	1,688,286	1,967,475	279,189
Selling, general and administrative	482,457	518,729	36,272
Financial services expenses
Insurance service expenses	101,382	95,220	(6,162)
Insurance finance expenses (income)	(10,648)	(51,027)	(40,379)
Other financial services expenses	8,583	41,540	32,957
Total financial services expenses	99,317	85,733	(13,584)
Other operating (income) expense, net	(8,069)	(3,380)	4,689
Total costs and expenses	2,261,991	2,568,557	306,566
Share of profit (loss) of investments accounted for using the equity method	5,930	2,943	(2,987)
Operating income	369,403	263,009	(106,394)
Financial income	18,594	12,617	(5,977)
Financial expenses	16,880	18,031	1,151
Income before income taxes	371,117	257,595	(113,522)
Income taxes	85,728	56,439	(29,289)
Net income	285,389	201,156	(84,233)

Net income attributable to
Sony Group Corporation’s stockholders	281,681	200,105	(81,576)
Noncontrolling interests	3,708	1,051	(2,657)

	Yen
	Three months ended September 30
	2022 Restated	2023	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	227.76	162.21	(65.55)
- Diluted	226.54	161.74	(64.80)

Condensed Consolidated Statements of Comprehensive Income
	Yen in millions
	Three months ended September 30
	2022 Restated	2023	Change
Net income	285,389	201,156	(84,233)
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(13,390)	(11,087)	2,303
Remeasurement of defined benefit pension plans	(87)	(27)	60
Share of other comprehensive income of investments accounted for using the equity method	64	178	114
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(354,803)	(623,430)	(268,627)
Cash flow hedges	8,708	1,928	(6,780)
Insurance finance income (expenses)	284,009	496,262	212,253
Exchange differences on translating foreign operations	116,651	77,654	(38,997)
Share of other comprehensive income of investments accounted for using the equity method	1,762	988	(774)
Other	(62)	(396)	(334)
Total other comprehensive income, net of tax	42,852	(57,930)	(100,782)
Comprehensive income	328,241	143,226	(185,015)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	323,299	141,176	(182,123)
Noncontrolling interests	4,942	2,050	(2,892)

Condensed Consolidated Statements of Income
	Yen in millions
	Six months ended September 30
	2022 Restated	2023	Change
Sales and financial services revenue:
Sales	4,467,080	5,011,555	544,475
Financial services revenue
Insurance revenue	272,913	286,427	13,514
Other financial services revenue	115,231	494,293	379,062
Total financial services revenue	388,144	780,720	392,576
Total sales and financial services revenue	4,855,224	5,792,275	937,051
Costs and expenses:
Cost of sales	3,079,953	3,591,985	512,032
Selling, general and administrative	889,223	993,668	104,445
Financial services expenses
Insurance service expenses	190,888	192,586	1,698
Insurance finance expenses (income)	(48,833)	438,325	487,158
Other financial services expenses	31,726	79,365	47,639
Total financial services expenses	173,781	710,276	536,495
Other operating (income) expense, net	(10,794)	(12,122)	(1,328)
Total costs and expenses	4,132,163	5,283,807	1,151,644
Share of profit (loss) of investments accounted for using the equity method	11,207	7,583	(3,624)
Operating income	734,268	516,051	(218,217)
Financial income	31,457	40,808	9,351
Financial expenses	45,330	23,230	(22,100)
Income before income taxes	720,395	533,629	(186,766)
Income taxes	173,802	114,531	(59,271)
Net income	546,593	419,098	(127,495)

Net income attributable to
Sony Group Corporation’s stockholders	542,775	417,650	(125,125)
Noncontrolling interests	3,818	1,448	(2,370)

	Yen
	Six months ended September 30
	2022 Restated	2023	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	438.92	338.48	(100.44)
- Diluted	436.17	337.39	(98.78)

Condensed Consolidated Statements of Comprehensive Income
	Yen in millions
	Six months ended September 30
	2022 Restated	2023	Change
Net income	546,593	419,098	(127,495)
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(15,508)	(18,004)	(2,496)
Remeasurement of defined benefit pension plans	29	(452)	(481)
Share of other comprehensive income of investments accounted for using the equity method	272	317	45
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(926,652)	(695,972)	230,680
Cash flow hedges	7,591	(302)	(7,893)
Insurance finance income (expenses)	790,724	516,779	(273,945)
Exchange differences on translating foreign operations	363,984	363,425	(559)
Share of other comprehensive income of investments accounted for using the equity method	4,441	4,138	(303)
Other	(138)	(342)	(204)
Total other comprehensive income, net of tax	224,743	169,587	(55,156)
Comprehensive income	771,336	588,685	(182,651)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	762,845	584,604	(178,241)
Noncontrolling interests	8,491	4,081	(4,410)

Condensed Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2022	880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249
Cumulative effects of the application of new accounting standards	–	–	409,654	(1,900,321)	–	(1,490,667)	–	(1,490,667)
Restated balance at April 1, 2022	880,365	1,461,053	4,170,417	(677,989)	(180,042)	5,653,804	52,778	5,706,582
Comprehensive income (restated):
Net income			542,775			542,775	3,818	546,593
Other comprehensive income, net of tax				220,070		220,070	4,673	224,743
Total comprehensive income (restated)			542,775	220,070		762,845	8,491	771,336
Transfer to retained earnings			250	(250)		–		–
Transactions with stockholders and other:
Exercise of stock acquisition rights		(2)	(288)		2,763	2,473		2,473
Conversion of convertible bonds		(2,588)	(13,858)		42,993	26,547		26,547
Stock-based compensation		4,890				4,890		4,890
Dividends declared			(43,295)			(43,295)	(4,555)	(47,850)
Purchase of treasury stock					(52,080)	(52,080)		(52,080)
Reissuance of treasury stock		1,231			2,390	3,621		3,621
Transactions with noncontrolling interests shareholders and other		(8,147)				(8,147)	3,653	(4,494)
Restated balance at September 30, 2022	880,365	1,456,437	4,656,001	(458,169)	(183,976)	6,350,658	60,367	6,411,025

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2023	880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150
Comprehensive income:
Net income			417,650			417,650	1,448	419,098
Other comprehensive income, net of tax				166,954		166,954	2,633	169,587
Total comprehensive income			417,650	166,954		584,604	4,081	588,685
Transfer to retained earnings			1,096	(1,096)		–		–
Transactions with stockholders and other:
Exercise of stock acquisition rights		(360)	(144)		7,602	7,098		7,098
Stock-based compensation		6,684				6,684		6,684
Dividends declared			(49,380)			(49,380)	(2,110)	(51,490)
Purchase of treasury stock					(38,664)	(38,664)		(38,664)
Reissuance of treasury stock		1,784			3,288	5,072		5,072
Transactions with noncontrolling interests shareholders and other		8,505				8,505	17,580	26,085
Balance at September 30, 2023	880,365	1,480,420	5,461,664	(448,712)	(251,281)	7,122,456	78,164	7,200,620

Condensed Consolidated Statements of Cash Flows
	Yen in millions
	Six months ended September 30
	2022 Restated	2023
Cash flows from operating activities:
Income before income taxes	720,395	533,629
Adjustments to reconcile income before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	487,613	570,466
Other operating (income) expense, net	(10,794)	(12,122)
(Gain) loss on securities, net (other than Financial Services segment)	27,994	(10,816)
Share of profit of investments accounted for using the equity method, net of dividends	(5,205)	(333)
Changes in assets and liabilities:
Increase in trade receivables and contract assets	(140,586)	(253,983)
Increase in inventories	(470,440)	(494,463)
Increase in investments and advances in the Financial Services segment	(721,544)	(780,169)
Increase in content assets	(303,903)	(264,387)
Increase in trade payables	134,301	304,499
Increase in insurance contract liabilities, net of insurance contract assets	67,622	588,156
Increase in deposits from customers in the banking business	141,028	284,045
Increase in borrowings in the life insurance business and the banking business	32,962	108,667
Decrease in taxes payable other than income taxes, net	(68,811)	(43,042)
Increase in other financial assets and other current assets	(19,819)	(67,148)
Decrease in other financial liabilities and other current liabilities	(9,135)	(80,846)
Income taxes paid	(69,292)	(154,830)
Other	(175,642)	(112,292)
Net cash provided by (used in) operating activities	(383,256)	115,031
(Continued on the following page.)

Condensed Consolidated Statements of Cash Flows (Continued)
	Yen in millions
	Six months ended September 30
	2022 Restated	2023
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(229,105)	(306,074)
Proceeds from sales of property, plant and equipment and other intangible assets	6,401	7,412
Payments for investments and advances (other than Financial Services segment)	(169,582)	(48,891)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	8,301	76,374
Payments for purchases of businesses	(242,479)	(67,273)
Other	(13,208)	3,384
Net cash used in investing activities	(639,672)	(335,068)
Cash flows from financing activities:
Increase in short-term borrowings, net	131,190	447,839
Proceeds from issuance of long-term debt	90,490	9,769
Payments of long-term debt	(69,389)	(70,834)
Dividends paid	(43,236)	(49,333)
Payments for purchases of treasury stock	(52,080)	(38,664)
Other	(618)	3,043
Net cash provided by financing activities	56,357	301,820
Effect of exchange rate changes on cash and cash equivalents	126,687	63,831
Net increase (decrease) in cash and cash equivalents	(839,884)	145,614
Cash and cash equivalents at beginning of the fiscal year	2,049,636	1,480,900
Cash and cash equivalents at end of the period	1,209,752	1,626,514

Notes to Condensed Consolidated Financial Statements
Business Segment Information
(Business Segments)
Segment sales and financial services revenue
	Yen in millions
	Three months ended September 30
	2022 Restated	2023	Change
Sales and financial services revenue:
Game & Network Services -
Customers	702,718	930,137	227,419
Intersegment	18,017	23,959	5,942
Total	720,735	954,096	233,361
Music -
Customers	356,928	399,360	42,432
Intersegment	2,391	9,356	6,965
Total	359,319	408,716	49,397
Pictures -
Customers	335,580	397,347	61,767
Intersegment	1,888	2,289	401
Total	337,468	399,636	62,168
Entertainment, Technology & Services -
Customers	666,732	603,214	(63,518)
Intersegment	10,313	10,326	13
Total	677,045	613,540	(63,505)
Imaging & Sensing Solutions -
Customers	369,580	374,657	5,077
Intersegment	28,786	31,659	2,873
Total	398,366	406,316	7,950
Financial Services -
Customers	174,421	101,611	(72,810)
Intersegment	3,642	2,304	(1,338)
Total	178,063	103,915	(74,148)
All Other -
Customers	17,643	20,418	2,775
Intersegment	3,089	3,807	718
Total	20,732	24,225	3,493
Corporate and elimination	(66,264)	(81,821)	(15,557)
Consolidated total	2,625,464	2,828,623	203,159

　　Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)
	Yen in millions
	Three months ended September 30
	2022 Restated	2023	Change
Operating income (loss):
Game & Network Services	42,132	48,902	6,770
Music	78,733	80,997	2,264
Pictures	27,620	29,438	1,818
Entertainment, Technology & Services	77,840	61,033	(16,807)
Imaging & Sensing Solutions	73,987	46,361	(27,626)
Financial Services	79,989	15,681	(64,308)
All Other	4,848	2,069	(2,779)
Total	385,149	284,481	(100,668)
Corporate and elimination	(15,746)	(21,472)	(5,726)
Consolidated operating income	369,403	263,009	(106,394)

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

(Business Segments)
Segment sales and financial services revenue
	Yen in millions
	Six months ended September 30
	2022 Restated	2023	Change
Sales and financial services revenue:
Game & Network Services -
Customers	1,291,179	1,685,140	393,961
Intersegment	33,672	40,836	7,164
Total	1,324,851	1,725,976	401,125
Music -
Customers	662,281	755,116	92,835
Intersegment	5,108	11,829	6,721
Total	667,389	766,945	99,556
Pictures -
Customers	676,827	717,525	40,698
Intersegment	2,018	2,477	459
Total	678,845	720,002	41,157
Entertainment, Technology & Services -
Customers	1,210,638	1,166,506	(44,132)
Intersegment	18,717	18,817	100
Total	1,229,355	1,185,323	(44,032)
Imaging & Sensing Solutions -
Customers	588,803	645,133	56,330
Intersegment	47,405	53,923	6,518
Total	636,208	699,056	62,848
Financial Services -
Customers	388,144	780,720	392,576
Intersegment	5,941	4,606	(1,335)
Total	394,085	785,326	391,241
All Other -
Customers	33,200	36,820	3,620
Intersegment	6,866	6,898	32
Total	40,066	43,718	3,652
Corporate and elimination	(115,575)	(134,071)	(18,496)
Consolidated total	4,855,224	5,792,275	937,051

　　G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)
	Yen in millions
	Six months ended September 30
	2022 Restated	2023	Change
Operating income (loss):
Game & Network Services	94,894	98,062	3,168
Music	139,706	154,377	14,671
Pictures	78,275	45,409	(32,866)
Entertainment, Technology & Services	131,408	116,679	(14,729)
Imaging & Sensing Solutions	95,676	59,092	(36,584)
Financial Services	219,197	70,195	(149,002)
All Other	7,713	4,544	(3,169)
Total	766,869	548,358	(218,511)
Corporate and elimination	(32,601)	(32,307)	294
Consolidated operating income	734,268	516,051	(218,217)

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

(Sales to Customers by Product Category)

　　The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment.  Sony management views each segment as a single operating segment.
	Yen in millions
	Three months ended September 30
Sales and financial services revenue:	2022 Restated	2023	Change
Game & Network Services
Digital Software and Add-on Content	332,859	423,096	90,237
Network Services	117,006	133,887	16,881
Hardware and Others	252,853	373,154	120,301
Total	702,718	930,137	227,419
Music
Recorded Music - Streaming	151,930	173,858	21,928
Recorded Music - Others	72,030	79,881	7,851
Music Publishing	73,489	82,725	9,236
Visual Media and Platform	59,479	62,896	3,417
Total	356,928	399,360	42,432
Pictures
Motion Pictures	123,791	129,209	5,418
Television Productions	114,586	173,385	58,799
Media Networks	97,203	94,753	(2,450)
Total	335,580	397,347	61,767
Entertainment, Technology & Services
Televisions	226,751	161,002	(65,749)
Audio and Video	99,887	109,100	9,213
Still and Video Cameras	147,862	159,203	11,341
Mobile Communications	93,227	72,774	(20,453)
Other	99,005	101,135	2,130
Total	666,732	603,214	(63,518)
Imaging & Sensing Solutions	369,580	374,657	5,077
Financial Services	174,421	101,611	(72,810)
All Other	17,643	20,418	2,775
Corporate	1,862	1,879	17
Consolidated total	2,625,464	2,828,623	203,159

	Yen in millions
	Six months ended September 30
Sales and financial services revenue:	2022 Restated	2023	Change
Game & Network Services
Digital Software and Add-on Content	618,704	788,442	169,738
Network Services	223,529	258,386	34,857
Hardware and Others	448,946	638,312	189,366
Total	1,291,179	1,685,140	393,961
Music
Recorded Music - Streaming	291,041	338,745	47,704
Recorded Music - Others	132,486	152,766	20,280
Music Publishing	136,546	157,864	21,318
Visual Media and Platform	102,208	105,741	3,533
Total	662,281	755,116	92,835
Pictures
Motion Pictures	246,916	254,713	7,797
Television Productions	253,747	277,616	23,869
Media Networks	176,164	185,196	9,032
Total	676,827	717,525	40,698
Entertainment, Technology & Services
Televisions	368,544	296,984	(71,560)
Audio and Video	190,947	198,249	7,302
Still and Video Cameras	287,565	321,077	33,512
Mobile Communications	192,257	160,136	(32,121)
Other	171,325	190,060	18,735
Total	1,210,638	1,166,506	(44,132)
Imaging & Sensing Solutions	588,803	645,133	56,330
Financial Services	388,144	780,720	392,576
All Other	33,200	36,820	3,620
Corporate	4,152	5,315	1,163
Consolidated total	4,855,224	5,792,275	937,051

　　In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products.  In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and direct-to-consumer streaming services worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)
　　The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with IFRS, which is used by Sony to prepare its condensed consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed consolidated financial statements. Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment. The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The condensed consolidated financial statements column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Statements of Financial Position
	Yen in millions
	Financial Services			Sony without Financial Services			Consolidated
	April 1, 2022 Restated	March 31, 2023 Restated	September 30, 2023	April 1, 2022 Restated	March 31, 2023 Restated	September 30, 2023	April 1, 2022 Restated	March 31, 2023 Restated	September 30, 2023
ASSETS
Current assets:
Cash and cash equivalents	¥889,140	¥756,493	¥930,211	¥1,160,496	¥724,407	¥696,303	¥2,049,636	¥1,480,900	¥1,626,514
Investments and advances in the Financial Services segment	360,681	328,358	391,022	–	–	–	360,681	328,358	391,022
Trade and other receivables, and contract assets	163,037	127,413	127,273	1,478,620	1,668,257	2,058,962	1,621,629	1,770,948	2,168,756
Inventories	–	–	–	874,007	1,468,042	2,067,624	874,007	1,468,042	2,067,624
Other financial assets	81,174	47,044	65,245	68,124	63,906	64,629	149,301	110,950	129,873
Other current assets	27,893	16,029	25,232	450,953	562,442	623,941	428,522	563,334	643,186
Total current assets	1,521,925	1,275,337	1,538,983	4,032,200	4,487,054	5,511,459	5,483,776	5,722,532	7,026,975
Non-current assets:
Investments accounted for using the equity method	–	–	–	268,513	325,220	387,845	268,513	325,220	387,845
Investments and advances in the Financial Services segment	18,251,612	18,237,761	17,990,817	–	–	–	18,251,612	18,237,761	17,990,817
Investments in Financial Services, at cost	–	–	–	550,483	550,483	550,483	–	–	–
Property, plant and equipment	18,010	15,316	14,804	1,095,241	1,329,219	1,415,628	1,113,213	1,344,864	1,430,760
Right-of-use assets	73,774	84,023	80,528	339,658	395,210	418,936	413,430	478,063	498,320
Goodwill and intangible assets, including content assets	72,578	78,197	76,570	2,672,466	3,322,639	3,708,311	2,745,044	3,400,836	3,784,881
Deferred tax assets	2,335	2,687	3,503	332,330	431,533	508,222	300,924	393,107	525,917
Other financial assets	37,037	46,941	58,695	663,233	789,470	805,071	696,306	832,344	859,617
Other non-current assets	167,744	172,565	172,065	284,834	319,306	363,742	379,137	419,368	463,661
Total non-current assets	18,623,090	18,637,490	18,396,982	6,206,758	7,463,080	8,158,238	24,168,179	25,431,563	25,941,818
Total assets	¥20,145,015	¥19,912,827	¥19,935,965	¥10,238,958	¥11,950,134	¥13,669,697	¥29,651,955	¥31,154,095	¥32,968,793

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥1,964,776	¥1,891,856	¥1,987,519	¥183,187	¥211,020	¥657,194	¥2,147,962	¥2,102,876	¥2,644,713
Trade and other payables	119,017	77,703	70,437	1,744,011	1,812,670	2,261,454	1,843,338	1,866,101	2,314,691
Deposits from customers in the banking business	2,886,361	3,163,237	3,429,123	–	–	–	2,886,361	3,163,237	3,429,123
Income taxes payables	3,789	15,213	6,513	101,648	139,330	121,285	105,437	154,543	127,798
Participation and residual liabilities in the Pictures segment	–	–	–	190,162	230,223	257,963	190,162	230,223	257,963
Other financial liabilities	98,029	77,605	91,549	29,050	30,444	53,886	127,079	108,049	145,435
Other current liabilities	218,865	194,174	197,485	1,297,115	1,514,792	1,492,125	1,465,326	1,693,380	1,683,331
Total current liabilities	5,290,837	5,419,788	5,782,626	3,545,173	3,938,479	4,843,907	8,765,665	9,318,409	10,603,054
Non-current liabilities:
Long-term debt	470,498	663,353	672,639	733,148	1,104,344	1,165,395	1,203,646	1,767,696	1,838,034
Defined benefit liabilities	37,167	37,183	37,791	217,381	198,938	205,709	254,548	236,121	243,500
Deferred tax liabilities	58,666	60,554	500	110,715	112,938	134,196	120,582	117,621	134,130
Insurance contract liabilities	13,042,875	12,364,973	12,226,559	–	–	–	13,042,875	12,364,973	12,226,559
Participation and residual liabilities in the Pictures segment	–	–	–	220,113	192,952	203,285	220,113	192,952	203,285
Other financial liabilities	147,712	175,026	203,541	86,391	199,327	178,113	231,463	371,580	378,780
Other non-current liabilities	5,864	7,225	7,514	121,558	142,096	154,625	106,481	127,593	140,831
Total non-current liabilities	13,762,782	13,308,314	13,148,544	1,489,306	1,950,595	2,041,323	15,179,708	15,178,536	15,165,119
Total liabilities	19,053,619	18,728,102	18,931,170	5,034,479	5,889,074	6,885,230	23,945,373	24,496,945	25,768,173
Equity:
Stockholders’ equity of Financial Services	1,087,948	1,180,905	1,000,677	–	–	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	–	5,155,149	6,006,267	6,710,421	–	–	–
Sony Group Corporation’s stockholders’ equity	–	–	–	–	–	–	5,653,804	6,598,537	7,122,456
Noncontrolling interests	3,448	3,820	4,118	49,330	54,793	74,046	52,778	58,613	78,164
Total equity	1,091,396	1,184,725	1,004,795	5,204,479	6,061,060	6,784,467	5,706,582	6,657,150	7,200,620
Total liabilities and equity	¥20,145,015	¥19,912,827	¥19,935,965	¥10,238,958	¥11,950,134	¥13,669,697	¥29,651,955	¥31,154,095	¥32,968,793

Condensed Statements of Income
	Yen in millions
	Three months ended September 30
	Financial Services		Sony without Financial Services		Consolidated
	2022 Restated	2023	2022 Restated	2023	2022 Restated	2023

Sales	¥–	¥–	¥2,452,607	¥2,728,907	¥2,451,043	¥2,727,012
Financial services revenue	178,063	103,915	–	–	174,421	101,611
Total sales and financial services revenue	178,063	103,915	2,452,607	2,728,907	2,625,464	2,828,623

Cost of sales	–	–	1,691,296	1,970,844	1,688,286	1,967,475
Selling, general and administrative	–	–	479,669	517,250	482,457	518,729
Financial services expenses	102,959	88,036	–	–	99,317	85,733
Other operating (income) expense, net	(4,885)	198	(878)	(3,578)	(8,069)	(3,380)
Total costs and expenses	98,074	88,234	2,170,087	2,484,516	2,261,991	2,568,557

Share of profit (loss) of investments accounted for using the equity method	–	–	5,930	2,943	5,930	2,943

Operating income	79,989	15,681	288,450	247,334	369,403	263,009

Financial income (expenses), net	–	–	1,713	(5,416)	1,714	(5,414)

Income before income taxes	79,989	15,681	290,163	241,918	371,117	257,595

Income taxes	21,660	4,849	63,797	51,590	85,728	56,439

Net income	58,329	10,832	226,366	190,328	285,389	201,156

Net income of Financial Services	¥58,215	¥10,686	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥222,772	¥189,422	¥–	¥–

Net income attributable to Sony Group Corporation’s stockholders	¥–	¥–	¥–	¥–	¥281,681	¥200,105

Net income attributable to noncontrolling interests	¥114	¥146	¥3,594	¥906	¥3,708	¥1,051

Condensed Statements of Income
	Yen in millions
	Six months ended September 30
	Financial Services		Sony without Financial Services		Consolidated
	2022 Restated	2023	2022 Restated	2023	2022 Restated	2023

Sales	¥–	¥–	¥4,470,190	¥5,014,696	¥4,467,080	¥5,011,555
Financial services revenue	394,085	785,326	-	-	388,144	780,720
Total sales and financial services revenue	394,085	785,326	4,470,190	5,014,696	4,855,224	5,792,275

Cost of sales	–	–	3,085,861	3,598,406	3,079,953	3,591,985
Selling, general and administrative	–	–	885,079	990,379	889,223	993,668
Financial services expenses	179,722	714,882	-	-	173,781	710,276
Other operating (income) expense, net	(4,834)	249	(3,654)	(12,371)	(10,794)	(12,122)
Total costs and expenses	174,888	715,131	3,967,286	4,576,414	4,132,163	5,283,807

Share of profit (loss) of investments accounted for using the equity method	–	–	11,207	7,583	11,207	7,583

Operating income	219,197	70,195	514,111	445,865	734,268	516,051

Financial income (expenses), net	–	–	27,460	67,612	(13,873)	17,578

Income before income taxes	219,197	70,195	541,571	513,477	720,395	533,629

Income taxes	61,097	20,754	112,406	93,777	173,802	114,531

Net income	158,100	49,441	429,165	419,700	546,593	419,098

Net income of Financial Services	¥157,879	¥49,144	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥425,568	¥418,548	¥–	¥–

Net income attributable to Sony Group Corporation’s stockholders	¥–	¥–	¥–	¥–	¥542,775	¥417,650

Net income attributable to noncontrolling interests	¥221	¥297	¥3,597	¥1,152	¥3,818	¥1,448

Condensed Statements of Cash Flows
	Yen in millions
	Six months ended September 30
	Financial Services		Sony without Financial Services		Consolidated
	2022 Restated	2023	2022	2023	2022 Restated	2023
Cash flows from operating activities:
Income (loss) before income taxes	¥219,197	¥70,195	¥541,571	¥513,477	¥720,395	¥533,629
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	12,918	13,905	474,695	556,561	487,613	570,466
Other operating (income) expense, net	(4,834)	249	(3,654)	(12,371)	(10,794)	(12,122)
(Gain) loss on securities, net (other than Financial Services segment)	–	–	27,994	(10,816)	27,994	(10,816)
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	48,507	143	(190,051)	(246,880)	(140,586)	(253,983)
(Increase) decrease in inventories	–	–	(470,440)	(494,463)	(470,440)	(494,463)
(Increase) decrease in investments and advances in the Financial Services segment	(721,544)	(780,169)	-	-	(721,544)	(780,169)
(Increase) decrease in content assets	-	-	(303,903)	(264,387)	(303,903)	(264,387)
Increase (decrease) in trade payables	(52,776)	(4,668)	187,974	302,093	134,301	304,499
Increase (decrease) in insurance contract liabilities, net of insurance contract assets	67,622	588,156	–	–	67,622	588,156
Increase (decrease) in deposits from customers in the banking business	141,028	284,045	–	–	141,028	284,045
Increase (decrease) in borrowings in the life insurance business and the banking business	32,962	108,667	–	–	32,962	108,667
Increase (decrease) in taxes payable other than income taxes, net	266	893	(69,077)	(43,935)	(68,811)	(43,042)
Other	(32,616)	(42,663)	(245,411)	(373,024)	(279,093)	(415,449)
Net cash provided by (used in) operating activities	(289,270)	238,753	(50,302)	(73,745)	(383,256)	115,031

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(11,869)	(9,518)	(217,302)	(296,566)	(229,105)	(306,074)
Payments for investments and advances (other than Financial Services segment)	–	–	(169,582)	(48,891)	(169,582)	(48,891)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	–	–	8,301	76,374	8,301	76,374
Other	–	(13)	(251,569)	(56,464)	(249,286)	(56,477)
Net cash provided by (used in) investing activities	(11,869)	(9,531)	(630,152)	(325,547)	(639,672)	(335,068)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	4,527	(5,725)	147,764	392,499	152,291	386,774
Dividends paid	(41,335)	(50,037)	(43,237)	(49,333)	(43,236)	(49,333)
Other	(1)	258	(52,696)	(35,809)	(52,698)	(35,621)
Net cash provided by (used in) financing activities	(36,809)	(55,504)	51,831	307,357	56,357	301,820

Effect of exchange rate changes on cash and cash equivalents	–	–	126,687	63,831	126,687	63,831

Net increase (decrease) in cash and cash equivalents	(337,948)	173,718	(501,936)	(28,104)	(839,884)	145,614
Cash and cash equivalents at beginning of the fiscal year	889,140	756,493	1,160,496	724,407	2,049,636	1,480,900
Cash and cash equivalents at end of the period	¥551,192	¥930,211	¥658,560	¥696,303	¥1,209,752	¥1,626,514

Going Concern Assumption
　　Not Applicable
Accounting Policy and Other Information
(Changes in accounting policies)
　　Sony newly adopted the following accounting standards and interpretations from the fiscal year ending March 31, 2024:

IFRS 17 “Insurance Contracts”
　　The IASB issued IFRS 17 “Insurance Contracts” (“IFRS 17”) in May 2017 and Amendments to IFRS 17 in June 2020 and December 2021. IFRS 17 replaces IFRS 4 “Insurance Contracts” and sets out principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of IFRS 17. IFRS 17 provides a general model, supplemented by a specific approach for contracts with direct participation features (the variable fee approach), and a simplified approach (the premium allocation approach) mainly for short-duration contracts.
　　IFRS 17 was effective for Sony as of April 1, 2023. Sony has retrospectively applied changes in accounting policies resulting from the adoption of IFRS 17 unless it was impracticable. Sony applied the modified retrospective approach, which uses reasonable and supportable information, or the fair value approach, which uses the fair value as of April 1, 2022, the transition date for IFRS 17, to identify, recognize and measure certain groups of insurance contracts as of the transition date for IFRS 17, for which it was impracticable to apply the full retrospective approach. Therefore, Sony has restated the condensed consolidated financial statements for comparative periods and the condensed consolidated statement of financial position as of April 1, 2022 on the basis of the retrospective application of IFRS 17. The effects of the retrospective application of IFRS 17 on Sony’s total equity as of April 1, 2022 are presented in the condensed consolidated statements of changes in stockholders’ equity.

(Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Three months ended September 30
	2022 Restated	2023
Net income attributable to Sony Group Corporation’s stockholders	281,681	200,105
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation
Zero coupon convertible bonds	20	–
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	281,701	200,105

	Thousands of shares
	Three months ended September 30
	2022	2023
Weighted-average shares outstanding for basic EPS computation	1,236,755	1,233,588
Effect of dilutive securities:
Stock options and other	3,618	3,635
Zero coupon convertible bonds	3,132	–
Weighted-average shares for diluted EPS computation	1,243,505	1,237,223

	Yen in millions
	Six months ended September 30
	2022 Restated	2023
Net income attributable to Sony Group Corporation’s stockholders	542,775	417,650
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation
Zero coupon convertible bonds	51	–
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	542,826	417,650

	Thousands of shares
	Six months ended September 30
	2022	2023
Weighted-average shares outstanding for basic EPS computation	1,236,622	1,233,915
Effect of dilutive securities:
Stock options and other	3,847	3,959
Zero coupon convertible bonds	4,059	–
Weighted-average shares for diluted EPS computation	1,244,528	1,237,874

(Segmentation)
　　The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Change in presentation)
Condensed Consolidated Statements of Cash Flows
　　Certain reclassifications of the condensed consolidated statements of cash flows for the six months ended September 30, 2022 have been made to conform to the presentation for the six months ended September 30, 2023.

Results for Adjusted OIBDA and Adjusted EBITDA for the Three and Six Months Ended September 30, 2023

Sony has established three-year cumulative Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) as the most important financial performance indicator (Group KPI) in the Fourth Mid-Range Plan for the three fiscal years starting on April 1, 2021 and ending on March 31, 2024. Starting in the three months ended June 30, 2023, Sony has disclosed the actual results for Adjusted EBITDA on a consolidated basis, which is the Group KPI, and Adjusted OIBDA (Operating Income Before Depreciation and Amortization) by segment.

The actual results for Segment Adjusted OIBDA and Consolidated Adjusted EBITDA for the three and six months ended September 30, 2023 are as follows:

Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS. However, Sony believes that these disclosures may be useful information to investors. Please refer to “Supplemental Information” on pages 5 to 11 for more details, including the formulas and reconciliations for Adjusted OIBDA and Adjusted EBITDA (the same applies below).

Three months ended September 30, 2023
	(Yen in billions)
	Three months ended September 30
	2022 Restated	2023
Segment Adjusted OIBDA
Game & Network Services (G&NS)	64.2	83.1
Music	87.5	97.0
Pictures	40.4	42.6
Entertainment, Technology & Services (ET&S)	102.6	87.6
Imaging & Sensing Solutions (I&SS)	122.2	107.1
Financial Services	64.4	22.7
All Other, Corporate and elimination	(4.1)	(14.1)
Consolidated Adjusted OIBDA	477.1	425.9
Consolidated Adjusted EBITDA*	487.2	426.4

Six months ended September 30, 2023
	(Yen in billions)
	Six months ended September 30
	2022 Restated	2023
Segment Adjusted OIBDA
Game & Network Services (G&NS)	134.4	158.9
Music	162.3	180.0
Pictures	102.2	71.0
Entertainment, Technology & Services (ET&S)	179.5	168.4
Imaging & Sensing Solutions (I&SS)	189.5	177.2
Financial Services	210.0	84.1
All Other, Corporate and elimination	(11.9)	(17.6)
Consolidated Adjusted OIBDA	966.0	822.0
Consolidated Adjusted EBITDA*	984.0	832.6

* The differences between Adjusted EBITDA and Adjusted OIBDA on a consolidated basis represent financial income and financial expenses (excluding interest expenses, net, and gains on revaluation of equity instruments, net) (the same applies below). Adjusted EBITDA by segment is not calculated and disclosed because Sony does not include financial income and financial expenses in its performance evaluations by segment, mainly due to the fact that Sony manages its foreign exchange exposure centrally and globally, except for the Financial Services segment.

Outlook for the Fiscal Year Ending March 31, 2024

The forecast for consolidated results for the fiscal year ending March 31, 2024, as announced on August 9, 2023, has been revised as follows:

As the results for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the fiscal year ended March 31, 2023.

	(Yen in billions)
	March 31, 2023 Results Restated	August Forecast	November Forecast	Change from August Forecast
Sales *[1]	10,974.4	12,200	12,400	+200 bil	+1.6%
Operating income	1,302.4	1,170	1,170	-	-
Income before income taxes	1,274.5	1,140	1,160	+20 bil	+1.8%
Net income attributable to Sony Group Corporation’s stockholders	1,005.3	860	880	+20 bil	+2.3%

Adjusted OIBDA	1,816.9	1,770	1,785	+15 bil	+0.8%
Adjusted EBITDA	1,797.6	1,750	1,785	+35 bil	+2.0%

For all segments excluding the Financial Services segment *[2]	March 31, 2023 Results	August Forecast	November Forecast	Change from August Forecast
Net cash provided by operating activities	415.5	1,250	1,160	-90 bil	-7.2%

*1 “Sales and Financial Services revenue” are shown as “Sales” (the same applies below).
*2 Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with IFRS. However, Sony believes that this disclosure may be useful information to investors. Please refer to page F-16 for details about the preparation of the Condensed Statements of Cash Flows.

Assumed foreign exchange rates are the following:
	Assumed foreign exchange rates for the second half of the fiscal year ending March 31, 2024	(For your reference) Assumed foreign exchange rates for the fiscal year ending March 31, 2024 at the time of the August forecast
1 U.S. dollar	approximately 142 yen	approximately 135 yen
1 Euro	approximately 152 yen	approximately 146 yen

Sales are expected to be higher than the August forecast mainly due to higher-than-expected sales in the Game & Network Services (“G&NS”), Music and Imaging & Sensing Solutions (“I&SS”) segments, partially offset mainly by lower-than-expected sales in the Financial Services segment.

Operating income is expected to remain unchanged due to expected increases in operating income in the Music and I&SS segments, substantially offset by expected decreases in operating income in the Financial Services and Pictures segments.

Both income before income taxes and net income attributable to Sony Group Corporation’s stockholders are expected to be higher than the August forecast due to an expected increase in financial income, net, primarily resulting from a decrease in net foreign exchange losses.

Adjusted OIBDA is expected to be higher than the August forecast due to expected increases in Adjusted OIBDA in the Music, I&SS and G&NS segments, partially offset by an expected decrease in Adjusted OIBDA in the Financial Services segment. Adjusted EBITDA is expected to be higher than the August forecast due to the above-mentioned expected increase in financial income, net, and the same factors affecting Adjusted OIBDA.

The forecast for each business segment for the fiscal year ending March 31, 2024 has been revised as follows:

As the results for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the fiscal year ended March 31, 2023.
Please refer to “Supplemental Information” on pages 5 to 11 for details of the reconciliation of Adjusted OIBDA from operating income in accordance with IFRS for the fiscal year ended March 31, 2023.

	(Yen in billions)
	March 31, 2023 Results Restated	August Forecast	November Forecast
Game & Network Services (G&NS)
Sales	3,644.6	4,170	4,360
Operating income	250.0	270	270
Adjusted OIBDA	337.0	375	385
Music
Sales	1,380.6	1,490	1,560
Operating income	263.1	280	295
Adjusted OIBDA	316.4	335	350
Pictures
Sales	1,369.4	1,470	1,460
Operating income	119.3	120	115
Adjusted OIBDA	168.2	165	165
Entertainment, Technology & Services (ET&S)
Sales	2,476.0	2,430	2,440
Operating income	179.5	180	180
Adjusted OIBDA	276.9	280	280
Imaging & Sensing Solutions (I&SS)
Sales	1,402.2	1,560	1,590
Operating income	212.2	180	195
Adjusted OIBDA	408.9	425	440
Financial Services
Financial services revenue	889.1	1,320	1,210
Operating income	318.1	180	155
Adjusted OIBDA	322.4	205	180
All Other, Corporate and elimination
Operating loss	(39.8)	(40)	(40)
Adjusted OIBDA	(12.9)	(15)	(15)
Consolidated
Sales	10,974.4	12,200	12,400
Operating income	1,302.4	1,170	1,170
Adjusted OIBDA	1,816.9	1,770	1,785
Adjusted EBITDA	1,797.6	1,750	1,785

Game & Network Services (G&NS)
Sales are expected to be higher than the August forecast primarily due to the impact of foreign exchange rates and an expected increase in sales of non-first-party titles including add-on content. Operating income is expected to remain unchanged from the August forecast mainly due to the impact of the above-mentioned increase in sales of non-first-party titles, substantially offset primarily by the impact of changes in the launch dates of a portion of first-party titles. Adjusted OIBDA is expected to be higher than the August forecast mainly due to the same factors affecting operating income.

Music
Sales are expected to be higher than the August forecast primarily due to the impact of foreign exchange rates as well as higher sales in mobile game applications in Visual Media & Platform and an increase in revenues from streaming services in Music Publishing. Operating income and Adjusted OIBDA are expected to be higher than the August forecast due to the positive impact of foreign exchange rates and the impact of the above-mentioned increase in sales.

Pictures
Sales and operating income are expected to be lower than the August forecast, primarily due to the impact of the strikes in Hollywood, which is expected to lead to lower revenues mainly due to the impact of release date changes for some theatrical releases and restrictions on promotional activities in Motion Pictures and delays in series deliveries in Television Productions, partially offset by the impact of foreign exchange rates. Adjusted OIBDA remains unchanged from the August forecast, mainly due to the same factors affecting operating income.

Entertainment, Technology & Services (ET&S)
Sales are expected to be higher than the August forecast due to the impact of foreign exchange rates, partially offset by a decrease in sales of televisions and smartphones resulting from lower unit sales. The forecasts for operating income and Adjusted OIBDA remain unchanged from the August forecast due to the positive impact of foreign exchange rates, substantially offset by the impact of the above-mentioned decrease in sales of televisions.

Imaging & Sensing Solutions (I&SS)
Sales are expected to be higher than the August forecast mainly due to the impact of foreign exchange rates, partially offset by an expected decrease in sales of image sensors for automotive and for industrial and social infrastructure. Operating income and Adjusted OIBDA are expected to be higher than the August forecast mainly due to the positive impact of foreign exchange rates and cost reductions, partially offset by the impact of the above-mentioned expected decrease in sales.

Financial Services
Financial services revenue is expected to be lower than the August forecast primarily due to a decrease in net gains on investments in both the general account and the separate accounts at Sony Life Insurance Co., Ltd. (“Sony Life”). Operating income and Adjusted OIBDA are expected to be lower than the August forecast primarily due to a deterioration in net gains and losses related to market fluctuations for variable life insurance and other products at Sony Life.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future. Accordingly, future market fluctuations could further impact the above forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances. Actual results may differ materially from those included in this forecast due to a variety of factors. See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments
The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment and Sony Music Publishing LLC, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc., which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Group Inc. (“SFGI”) and SFGI’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank Inc. The results discussed in the Financial Services segment differ from the results that SFGI and SFGI’s consolidated subsidiaries disclose separately on a Japanese statutory basis.

Supplemental Information

Regarding Adjusted OIBDA and Adjusted EBITDA

Sony believes that Adjusted OIBDA and Adjusted EBITDA are performance metrics suitable for the long-term management that Sony prioritizes. This is because (i) they represent the sustainable earnings power of the business as they do not include the effects of one-time gains and losses, (ii) they enable management to confirm that all the businesses of the Sony Group, including the Financial Services business, are expanding over the mid- to long-term through cycles of investment and return, and (iii) they are often used to calculate corporate value. Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS. However, Sony believes that these disclosures may be useful information to investors. Adjusted OIBDA and Adjusted EBITDA should be considered in addition to, not as a substitute for, Sony’s results in accordance with IFRS.

  Adjusted OIBDA (Operating Income Before Depreciation and Amortization) is calculated by the following formula:

Adjusted OIBDA = Operating income + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets - the profit and loss amount that Sony deems non-recurring

  Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the following formula:

Adjusted EBITDA = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense - Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets - the profit and loss amount that Sony deems non-recurring

The following table shows a reconciliation of Adjusted OIBDA from operating income in accordance with IFRS for the three months ended September 30, 2022 and 2023, respectively.

As the results for the three months ended September 30, 2022 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the second quarter of the fiscal year ended March 31, 2023.

	(Yen in billions)
	Three months ended September 30
	2022 Restated	2023
Game & Network Services (G&NS)
Operating income	42.1	48.9
Depreciation and amortization expense*	22.0	34.2
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	64.2	83.1
Music
Operating income	78.7	81.0
Depreciation and amortization expense*	14.5	16.0
(Profit) / loss amount that Sony deems non-recurring**	(5.7)	-
Adjusted OIBDA	87.5	97.0
Pictures
Operating income	27.6	29.4
Depreciation and amortization expense*	12.8	13.1
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	40.4	42.6
Entertainment, Technology & Services (ET&S)
Operating income	77.8	61.0
Depreciation and amortization expense*	24.8	26.5
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	102.6	87.6
Imaging & Sensing Solutions (I&SS)
Operating income	74.0	46.4
Depreciation and amortization expense*	48.2	60.8
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	122.2	107.1
Financial Services
Operating income	80.0	15.7
Depreciation and amortization expense*	6.5	7.0
(Profit) / loss amount that Sony deems non-recurring**	(22.1)	-
Adjusted OIBDA	64.4	22.7
All Other, Corporate and elimination
Operating loss	(10.9)	(19.4)
Depreciation and amortization expense*	6.8	5.3
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	(4.1)	(14.1)
Consolidated
Operating income	369.4	263.0
Depreciation and amortization expense*	135.5	162.9
(Profit) / loss amount that Sony deems non-recurring**	(27.8)	-
Adjusted OIBDA	477.1	425.9

The following table shows a reconciliation of net income attributable to Sony Group Corporation’s stockholders reported in accordance with IFRS to Adjusted EBITDA for the three months ended September 30, 2022 and 2023, respectively.

As the results for the three months ended September 30, 2022 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the second quarter of the fiscal year ended March 31, 2023.

	(Yen in billions)
	Three months ended September 30
	2022 Restated	2023
Net income attributable to Sony Group Corporation’s stockholders	281.7	200.1
Net income attributable to noncontrolling interests	3.7	1.1
Income taxes	85.7	56.4
Interest expenses, net, recorded in Financial income and Financial expense	1.4	2.1
(Gain) / loss on revaluation of equity instruments, net, recorded in Financial income and Financial expense	6.9	3.7
Depreciation and amortization expense*	135.5	162.9
(Profit) / loss amount that Sony deems non-recurring**	(27.8)	-
Adjusted EBITDA	487.2	426.4

* Depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets.
** The following table shows the details of the profit and loss amount that Sony deems non-recurring in calculating Adjusted OIBDA and Adjusted EBITDA for the three months ended September 30, 2022 and 2023, respectively.

	(Yen in billions)
	Three months ended September 30
	2022 Restated	2023
(Profit) / loss amount that Sony deems non-recurring
Impact of litigation settlements, net of expenses, received in relation to lawsuits for Recorded Music and Music Publishing (Music segment)	(5.7)	-
Recovery of an unauthorized withdrawal of funds at a subsidiary of Sony Life which occurred in the three months ended June 30, 2021 (Financial Services segment)	(22.1)	-
Total	(27.8)	-

The following table shows a reconciliation of Adjusted OIBDA from operating income in accordance with IFRS for the six months ended September 30, 2022 and 2023, respectively.

As the results for the six months ended September 30, 2022 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the second quarter of the fiscal year ended March 31, 2023.

	(Yen in billions)
	Six months ended September 30
	2022 Restated	2023
Game & Network Services (G&NS)
Operating income	94.9	98.1
Depreciation and amortization expense*	39.5	60.9
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	134.4	158.9
Music
Operating income	139.7	154.4
Depreciation and amortization expense*	28.3	31.6
(Profit) / loss amount that Sony deems non-recurring**	(5.7)	(6.0)
Adjusted OIBDA	162.3	180.0
Pictures
Operating income	78.3	45.4
Depreciation and amortization expense*	23.9	25.6
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	102.2	71.0
Entertainment, Technology & Services (ET&S)
Operating income	131.4	116.7
Depreciation and amortization expense*	48.1	51.8
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	179.5	168.4
Imaging & Sensing Solutions (I&SS)
Operating income	95.7	59.1
Depreciation and amortization expense*	93.8	118.1
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	189.5	177.2
Financial Services
Operating income	219.2	70.2
Depreciation and amortization expense*	12.9	13.9
(Profit) / loss amount that Sony deems non-recurring**	(22.1)	-
Adjusted OIBDA	210.0	84.1
All Other, Corporate and elimination
Operating loss	(24.9)	(27.8)
Depreciation and amortization expense*	13.0	10.2
(Profit) / loss amount that Sony deems non-recurring**	-	-
Adjusted OIBDA	(11.9)	(17.6)
Consolidated
Operating income	734.3	516.1
Depreciation and amortization expense*	259.5	312.0
(Profit) / loss amount that Sony deems non-recurring**	(27.8)	(6.0)
Adjusted OIBDA	966.0	822.0

The following table shows a reconciliation of net income attributable to Sony Group Corporation’s stockholders reported in accordance with IFRS to Adjusted EBITDA for the six months ended September 30, 2022 and 2023, respectively.

As the results for the six months ended September 30, 2022 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the second quarter of the fiscal year ended March 31, 2023.

	(Yen in billions)
	Six months ended September 30
	2022 Restated	2023
Net income attributable to Sony Group Corporation’s stockholders	542.8	417.7
Net income attributable to noncontrolling interests	3.8	1.4
Income taxes	173.8	114.5
Interest expenses, net, recorded in Financial income and Financial expense	2.2	2.6
(Gain) / loss on revaluation of equity instruments, net, recorded in Financial income and Financial expense	29.7	(9.6)
Depreciation and amortization expense*	259.5	312.0
(Profit) / loss amount that Sony deems non-recurring**	(27.8)	(6.0)
Adjusted EBITDA	984.0	832.6

* Depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets.
** The following table shows the details of the profit and loss amount that Sony deems non-recurring in calculating Adjusted OIBDA and Adjusted EBITDA for the six months ended September 30, 2022 and 2023, respectively.

	(Yen in billions)
	Six months ended September 30
	2022 Restated	2023
(Profit) / loss amount that Sony deems non-recurring
Impact of litigation settlements, net of expenses, received in relation to lawsuits for Recorded Music and Music Publishing (Music segment)	(5.7)	-
Recovery of an unauthorized withdrawal of funds at a subsidiary of Sony Life which occurred in the three months ended June 30, 2021 (Financial Services segment)	(22.1)	-
Remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method (Music segment)	-	(6.0)
Total	(27.8)	(6.0)

The following table shows a reconciliation of Adjusted OIBDA from operating income in accordance with IFRS for the fiscal year ended March 31, 2023.

As the results for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the fiscal year ended March 31, 2023.

(Yen in billions)
Fiscal year ended March 31, 2023
Restated
Game & Network Services (G&NS)
Operating income	250.0
Depreciation and amortization expense*	87.0
(Profit) / loss amount that Sony deems non-recurring**	-
Adjusted OIBDA	337.0
Music
Operating income	263.1
Depreciation and amortization expense*	59.0
(Profit) / loss amount that Sony deems non-recurring**	(5.7)
Adjusted OIBDA	316.4
Pictures
Operating income	119.3
Depreciation and amortization expense*	48.9
(Profit) / loss amount that Sony deems non-recurring**	-
Adjusted OIBDA	168.2
Entertainment, Technology & Services (ET&S)
Operating income	179.5
Depreciation and amortization expense*	97.4
(Profit) / loss amount that Sony deems non-recurring**	-
Adjusted OIBDA	276.9
Imaging & Sensing Solutions (I&SS)
Operating income	212.2
Depreciation and amortization expense*	196.7
(Profit) / loss amount that Sony deems non-recurring**	-
Adjusted OIBDA	408.9
Financial Services
Operating income	318.1
Depreciation and amortization expense*	26.3
(Profit) / loss amount that Sony deems non-recurring**	(22.1)
Adjusted OIBDA	322.4
All Other, Corporate and elimination
Operating loss	(39.8)
Depreciation and amortization expense*	26.8
(Profit) / loss amount that Sony deems non-recurring**	-
Adjusted OIBDA	(12.9)
Consolidated
Operating income	1,302.4
Depreciation and amortization expense*	542.2
(Profit) / loss amount that Sony deems non-recurring**	(27.8)
Adjusted OIBDA	1,816.9

The following table shows a reconciliation of Adjusted EBITDA from net income attributable to Sony Group Corporation’s stockholders in accordance with IFRS for the fiscal year ended March 31, 2023.

As the results for the fiscal year ended March 31, 2023 are restated in accordance with IFRS 17, they differ from those disclosed in the earnings release for the fiscal year ended March 31, 2023.

(Yen in billions)
Fiscal year ended March 31, 2023
Restated
Net income attributable to Sony Group Corporation’s stockholders	1,005.3
Net income attributable to noncontrolling interests	6.5
Income taxes	262.7
Interest expenses, net, recorded in Financial income and Financial expense	4.0
(Gain) / loss on revaluation of equity instruments, net, recorded in Financial income and Financial expense	4.6
Depreciation and amortization expense*	542.2
(Profit) / loss amount that Sony deems non-recurring**	(27.8)
Adjusted EBITDA	1,797.6

* Depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets.
** The following table shows the details of the profit and loss amount that Sony deems non-recurring in calculating Adjusted OIBDA and Adjusted EBITDA for the fiscal year ended March 2023.

(Yen in billions)
Fiscal year ended March 31, 2023
Restated
(Profit) / loss amount that Sony deems non-recurring
Impact of litigation settlements, net of expenses, received in relation to lawsuits for Recorded Music and Music Publishing (Music segment)	(5.7)
Recovery of an unauthorized withdrawal of funds at a subsidiary of Sony Life which occurred in the three months ended June 30, 2021 (Financial Services segment)	(22.1)
Total	(27.8)

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in Israel and Palestine could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.